UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 16, 2017

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NOVA SOUTH, 160 VICTORIA STREET LONDON, SW1E 5LB UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Group Governance

16 November 2017

To: Australian Securities Exchange	cc: New York Stock Exchange
London Stock Exchange	JSE Limited

BHP BILLITON LIMITED ANNUAL GENERAL MEETING SPEECHES

Please find attached addresses to shareholders to be delivered by the Chairman and the Chief Executive Officer at BHP Billiton Limited’s Annual General Meeting today in Melbourne, Australia.

The meeting will be webcast at https://edge.media-server.com/m6/p/36ogcfe2

As part of the Dual Listed Company structure of the Group, the business to be conducted at the Annual General Meetings will be determined by polls. The poll results will be released to the market after the conclusion of BHP Billiton Limited’s Annual General Meeting.

Further information on BHP can be found at www.bhp.com.

Rachel Agnew
Company Secretary

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
Registered in Australia	Registered in England and Wales
Registered Office: 171 Collins Street	Registered Office: Nova South, 160 Victoria Street
Melbourne Victoria 3000	London SW1E 5LB, United Kingdom

The BHP Group is headquartered in Australia

BHP Billiton Limited Annual General Meeting

Speeches by Ken MacKenzie, Chairman

and

Andrew Mackenzie, Chief Executive Officer

16 November 2017

BHP Billiton Limited Annual General Meeting

16 November 2017

Ken MacKenzie, Chairman

Introduction

Good morning ladies and gentlemen, and welcome to the 2017 Annual General Meeting of BHP Billiton Limited. My name is Ken MacKenzie, and I am the new chairman of BHP. All of your Directors are present.

I would like to start by acknowledging and paying my respects to the Traditional Owners of the land on which we meet – the Wurundjeri people of the Kulin nation – and pay my respects to Elders past and present and to any Aboriginal and Torres Strait Islander people who have joined us here today.

Colin Hunter will conduct the Welcome to Country.

Thank you Colin.

Before continuing, I would like to introduce some of our management team who are here today:

•	Andrew Mackenzie, CEO;

•	Peter Beaven, CFO;

•	Margaret Taylor, Group Company Secretary;

•	Mike Henry, President Operations Minerals Australia;

•	Geoff Healy, Chief External Affairs Officer;

•	Athalie Williams, Chief People Officer; and

•	Laura Tyler, Head of Geoscience.

It is a pleasure to be here with you in Melbourne, a special place for BHP. Not only because Melbourne is home to our global headquarters but because we have such a long and proud history here.

Back in 1885, BHP was born as a public company on the Melbourne Stock Exchange just up the road on Collins Street. From that humble start, BHP has grown into a global company.

Victoria is also home to more than 150,000 shareholders who own BHP shares directly. There are many more who own BHP shares through their super funds.

It is a great honour to serve as your Chairman and to lead BHP’s Board, a role and a challenge that I am both humbled and energised by. I don’t underestimate the responsibility of this role - a responsibility to you our owners, to BHP’s people, local communities and to governments and society.

I understand and appreciate BHP’s rich history, quality assets and contribution to global economic development. But what really drew me to BHP, the single and most important factor, was that I saw a company that makes a real difference. A company that makes a contribution to so many people, communities and nations around the world.

What I hope to bring to BHP is more than 30 years of global executive experience, most recently from Amcor where I was CEO for 10 years. This experience has shaped my thinking on strategy, capital allocation, culture and the creation of shareholder value. I have learnt to navigate challenging external environments, and enjoy working with global teams. I look forward to leveraging these experiences and insights at BHP.

Since my appointment to BHP’s Board in September last year, I have visited many of our operations around the world. I’ve been to:

•	iron ore operations in Western Australia;

•	coal operations in Queensland;

•	the Jansen Project in Canada;

•	our offshore and onshore petroleum operations in the United States; and

•	copper assets in Chile.

I was impressed. I saw strength and potential. While there was much to be impressed by, three things stood out for me.

Firstly, the quality and expertise of BHP’s people. Hard-working, smart people who not only dedicate themselves every day to making BHP a safer, more productive company, but who stand out as leaders in their communities.

Secondly, the scale of opportunity at BHP’s assets. The decades of opportunity that can be realised through disciplined capital investment, further productivity gains and embedding a culture of continuous improvement. The concept of many incremental wins that, together, are profound.

And finally (and this is really a combination of my first two points), the opportunity we have to create value for our shareholders.

It was helpful to see these opportunities with my own eyes. However, I’ve also been listening.

During July and August this year, I met with over 100 shareholders across eight countries during what I called my ‘listening tour’. During the tour, I heard investors’ perspectives on BHP across a broad range of topics – from the Company’s portfolio, through to our capital allocation approach and our culture.

I heard positive feedback, but I was also challenged by investors and heard their ideas and opportunities.

While the purpose of the tour was to listen, it was not a polling exercise. It is the role of the Board as the Company’s stewards to listen and be responsive to our stakeholders. That is the approach I believe in. But ultimately, it is up to the Board and Management to choose the course it believes will best benefit shareholders.

The listening tour gave me the confidence that the foundations are strong. But there are areas where we need to sharpen our focus, areas with potential to be better, and areas we can build on. We must maintain a relentless focus on driving value and returns. We must never lose sight of this commitment to our shareholders, particularly in the context of the commodity cycle.

With a sharpened focus in some key areas, I am certain BHP will continue to make a difference, remain competitive and create shareholder value.

The gifts

Before turning to the future, I would like to recognise the strong foundations we have today.

This Company is steeped in over 130 years of history, each chapter contributing to the BHP of today. It has been built by generations of boards and management teams.

One of the most recent chapters to highlight and pay tribute to is the enormous contribution of my predecessor, Jac Nasser. Jac led the Board for seven years. I thank Jac for his outstanding service to the Company. His leadership and wise counsel will be missed, and his legacy, including strong corporate governance, will be of benefit for years to come. It is thanks to Jac, and those before him, that we have been gifted with BHP’s great assets and great people.

But gifts like these, don’t just happen. They take talent, drive and hard work.

There is much your CEO, Andrew Mackenzie, and his leadership team have delivered over the past five years to set BHP up for success.

During this time BHP has become:

•	simpler: with a smaller portfolio of more focused assets in the right commodities. This has been accomplished through appropriate asset divestitures and the demerger of South32;

•	more efficient: with unit costs down 40 per cent and over US$12 billion of annualised productivity gains embedded;

•	more disciplined: with the introduction of the capital allocation framework and a 70 per cent reduction in annual capital expenditure; and

•	stronger: with significantly less debt and more financial flexibility.

Andrew, I look forward to working with you and your management team as you drive these outcomes even further.

My focus

As we turn to the future, while economic conditions in many countries have improved, we continue to expect significant volatility across various markets.

The transition of the three largest economies in the world will provide the backdrop and context against which other market developments will have to be considered. The US is now operating at close to full employment. However, policy changes and the unwinding of low interest rates remain the key driver of global uncertainty. In Europe, the slow progress in Brexit discussions raises issues as to how ‘hard’ the separation will be and how it will impact the economic recovery.

Finally, it is important to recognise that the largest consumer of commodities globally, China, has endeavoured to maintain growth by addressing financial sector and credit market risks. The Chinese government is likely to remain focused on protecting against geopolitical and economic volatility to enable it to continue on its growth path.

Over the longer term, we remain optimistic that a healthy global trade environment will be supported by agreements that are both inclusive and fair, as protectionist policies will only result in lower productivity and less affordable goods and services across nations.

Within this global economic backdrop, we believe BHP is well placed to create value for shareholders, and to continue to make a difference. We will do this by focusing on five key areas:

•	safety;

•	our portfolio;

•	prudent capital allocation;

•	world-class capability and culture; and

•	our social licence to operate.

The first focus area is safety. Nothing is achieved if it is not done safely. Our commitment to operating safely without fatalities remains unchanged.

Earlier in my career, I was touched by a safety incident that I witnessed. I was on a production floor when just metres away from me, a young apprentice had his hand crushed in a printing press. The sight and the sound of that accident will stay with me forever.

From that day forward, safety has never been about the numbers. It is personal, it is emotional, and it is about people - our co-workers, our contractors and their families.

For BHP, tragically, in the 2017 financial year one of our colleagues, Rudy Ortiz Martinez was killed during planned maintenance work at Escondida in Chile. Sadly, we have suffered two more fatalities in the last few months.

In August this year, Daniel Springer died following an incident at the Goonyella Riverside mine in Queensland and, one week ago, a contractor at our Permian Basin operation in West Texas died at work.

I offer my sincere condolences to the family, friends and colleagues of these three men.

And while our total recordable injury frequency decreased this year, it’s not enough. These tragedies demonstrate that we must redouble our efforts to protect the health and safety of everyone who works at BHP. Nothing is more important. Andrew will share more about this in a moment.

The second focus area relates to assessing BHP’s portfolio.

It will be no surprise to you that the Board and management review BHP’s portfolio and options for the future on an ongoing basis to make sure that every asset earns its way in the portfolio against strict metrics focused on value and returns.

There is significant ‘work in progress’ in shaping the portfolio in this way, perhaps most notably in shale, where in August we announced that our onshore US shale assets are no longer aligned with our long-term strategy and are therefore non-core. We are actively pursuing ways to exit these assets for value.

The third focus area is capital discipline.

As an outsider looking in, I have seen the pro-cyclical nature of the resources industry. The industry’s and the Company’s track record over the past decade on capital allocation and shareholder value creation has not been perfect.

The Board and management team have been working together to learn from the lessons of the past and continuously enhance our capital allocation processes. The framework established at the beginning of 2016 was an important step towards these objectives. The framework is a core process for everyone in the leadership of BHP and how we create value. So to that end, Andrew and I have agreed that we will form a working group made up of representatives of management and the Board that will focus on strengthening the processes supporting the framework. This will help us to further review and improve our capital allocation activities and metrics, as well as how we communicate our decisions transparently to the market.

Our starting position is solid. We have a portfolio that generates significant amounts of cash in almost all phases of the commodity cycle.

We also have some clear parameters in place:

•	We have a well-established capital allocation framework to determine how we best allocate cash.

•	In August we gave the market new clarity around net debt. We announced that we would continue to strengthen our balance sheet with a targeted medium-term net debt range of US$10 to 15 billion.

•	We also announced that we would maintain discipline and keep capital and exploration expenditure below US$8 billion over the next few years. As Andrew has previously stated, this is not a ‘spend up to target’. We will continue to drive capital efficiency in our aim to do it for less.

These parameters will make us sharper and more disciplined.

But we understand that for every capital decision we make, the framework is only as good as the outcomes it produces. We are determined to build a track record of disciplined decisions that make the most of the hard won cash flow our assets generate – decisions that will set us up to create maximum value for our shareholders.

The fourth focus area is capability and culture.

Along with Andrew, I firmly believe culture is a genuine differentiator and a source of competitive advantage.

As an example, there is the opportunity to further strengthen our productivity capability and culture. As I touched upon earlier, there have been significant productivity gains won over the past five years which have delivered enormous rewards. This is a substantial achievement.

However, ‘better never stops’.

When continuous improvement is front of mind for all of our people every day and regardless of swings in the commodity cycle, this will be a significant lever to create shareholder value.

Having participated in a low-margin industry for many years, I have seen first-hand the upside of this type of passionate and relentless focus. To be lean and agile. The competitive advantage that can be achieved from having productivity and continuous improvement embedded in your culture.

We are also taking steps at the Board level to make sure we have the right capability and culture. That the Board is fit-for-purpose. We recognise that the Board needs to continue to evolve to take into account the rapidly changing environment in which we operate. So, we will undertake a review of the Board skills and experience requirements during this financial year.

We take a structured and rigorous approach to Board succession planning. We know that a mix of skills, background, knowledge and experience is required. This needs to be supported by diversity of geographic location, nationality and gender in order to effectively govern the business.

Board refreshment was a topic of discussion during my meetings with shareholders. Investors, just like the Board, believe regular renewal is important but are also aware of the value corporate memory brings to a board. In this context, a number of appointments were made this year to make sure the Board is balanced and fit-for-purpose.

Effective 1 October, Terry Bowen and John Mogford were appointed to the Board as non-executive Directors. We look forward to their insights and counsel given their extensive business experience. We will have the opportunity to hear from Terry and John later.

The Board also had a number of retirements last year. John Schubert, Pat Davies and, of course, Jac Nasser all retired from the Board. In addition, Malcolm Brinded and Grant King decided they will not stand for election. I would like to thank all of these Directors for their valuable contribution and service to BHP and I would like to wish them all the best for their future.

The fifth focus area is our social licence to operate. To ‘do the right thing’ and fulfil our social contract.

Leadership with our social licence can create a strategic advantage for BHP, and by extension, value for shareholders. Public acceptance and trust are an imperative for BHP. Without it, we have nothing.

If our host nations and communities do not trust us or do not feel they benefit from our presence, we eventually lose our ability to operate there – deservedly. Intense competition across borders for jobs and investment, technological disruption and globalisation all contribute to eroding the trust people have in big business and institutions.

We know we need to do more than ever to achieve our social licence to operate.

So, in many respects, our most valuable commodities are not iron ore, coal, copper or petroleum. They are people, relationships and trust. For BHP, and all companies, big or small, these factors are an essential part of operations.

Nowhere is this more important than the response to the terrible tragedy at Samarco. Before I joined BHP, I saw the response efforts from the outside. I saw an unwavering commitment to do the right thing.

BHP’s first priority in the initial phases was to support Samarco in the humanitarian response and ensure the safety of people and the environment. The Company has now moved to a focus on engaging with the affected communities to work with them to develop the solutions they themselves have identified. We are determined to learn from, and share, the lessons from this tragedy – not only within our own company, but across the industry – in order to improve tailings dam management standards globally.

Another example is our approach to climate change. Our climate change strategy is tied to economic growth, so our sustained growth is not possible without an effective response. In terms of our actions, in 2017, we successfully achieved our ambitious five year target to keep our absolute greenhouse gas emissions below our 2006 baseline while growing our business. Our new five year target is also ambitious. We aim to limit 2022 greenhouse gas emissions at or below 2017 levels.

In summarising how we think about our social licence, I will say this: it is hard to measure the benefit of trust, but it is very easy to measure the losses associated with not having it. For BHP, our social licence is central to our business case and provides a foundation for all value creation.

So it is in these five focus areas: safety, the portfolio, capital discipline, capability and culture, and our social licence to operate, that your Board and management intend to shape the future for BHP.

As I said at the start, this Company has great strength and potential. I have seen the quality and expertise of BHP’s people. I have seen the scale of opportunity at BHP’s assets. These provide the platform to create value for our shareholders, enhance our social licence to operate, and to make a real difference in the world.

Your Board, Andrew and I are genuinely excited for the future.

Andrew Mackenzie, Chief Executive Officer

Welcome

Thank you, Ken, and welcome to the Annual General Meeting.

I would like to also acknowledge and pay my respects to the Traditional Owners of the land on which we meet – the Wurundjeri people of the Kulin nation – and pay my respects to Elders past and present and to any other Aboriginal and Torres Strait Islander people who have joined us here today.

It is great to be back in Melbourne. As Chairman, Ken MacKenzie, mentioned, BHP has a strong heritage here. In 1885 we held our very first AGM in Melbourne, and today, more than 130 years later, we continue to meet with you, our shareholders, to discuss what’s important.

And as we think of BHP’s history, it would be remiss of me not to pay tribute to our former Chairman, Jac Nasser, who has left us with a remarkable legacy. I am thankful for Jac’s leadership and commitment to our Company for the past 11 years. I will miss him and our friendship will endure.

And now it is with great excitement we welcome Ken MacKenzie, who you have just heard from. Ken, it is a pleasure to welcome you as our new Chairman.

I am excited to work with someone who has such extensive global business experience and a reputation built on a deeply strategic approach to maximise value for shareholders. I know that you have the rigour necessary to effectively oversee our capital allocation framework on behalf of our shareholders. You bring a track record in manufacturing that we will leverage to bring the best of manufacturing discipline into our business.

You have already provided me, the management team, and the Board with valuable insights and made us see new possibilities for our great Company. Possibilities I am certain will result in improved performance and greater shareholder value.

Safety is our top priority

Before I talk about the year we have had, which on most measures has been an exceptional one, I must start with a stark reminder of why safety is, and will always be, our top priority.

Last year, I shared the news with you of 22 year old Rudy Ortiz Martinez, who died at the Escondida mine in the first half of FY2017. Tragically, we have experienced two fatalities this financial year. A few months ago, Daniel Springer, only 30 years old, died at Goonyella Riverside mine. He left behind his young son and wife. And just one week ago, we suffered another heartbreak when one of our colleagues died at our Permian Basin operations in West Texas.

These fatalities have had a profound and permanent impact on these men’s families, friends and co-workers. To these people, I offer not only my sincere and heartfelt condolences, but also a commitment.

We are more committed than ever to make sure every one of our people goes home safe. I commit to continue to define the most important part of everybody’s job, including mine, as making sure our teams go home safe, healthy and well every single day.

It was encouraging to see us make some progress in safety last year, with improvement in our TRIF performance. We have, and we must continue to, reinforce the risks and critical controls to protect everyone on our sites and at all our locations.

One way we are already doing this is through our Company-wide Field Leadership program. At its heart, Field Leadership builds conversation, recognition and observation of critical controls into the daily routines of all our leaders. It means we see and reinforce positive behaviours first-hand, can quickly recognise when there are safety risks in our operations and can act to reduce or eliminate them through intervention.

When we are more connected company-wide with each other, we can and will be safer. It sounds simple, but by encouraging our leaders to be visible, connected with each other and fully engaged in their team’s work practices, we can drive cultural change and improve safety and productivity outcomes.

Our commitment to sustainability

In FY2017, we carried on our commitment to do what is right in response to the Fundão tailings dam failure at the Samarco operation in Brazil. Initially, the priority was to support Samarco with the humanitarian response and protect the safety of people and the environment. Now, we have moved from the emergency response to a more structured and strategic approach to develop medium and long-term solutions. Our commitment to help affected communities has remained resolute since the dam failure in November 2015, and we will use Our Charter values to guide our work with relevant stakeholders and achieve the best outcomes for all involved.

We also use these values in our global approach to improved sustainability. This financial year marks the beginning of our new public five-year health, safety, environment and community targets. We are proud of our achievements from the last five-year targets, which formally concluded in June. We met or exceeded the vast majority of benchmarks we set for ourselves.

But as we come into the next five years, we are determined to do more. We have set even more ambitious goals to push and challenge ourselves. We hope our leadership in this area will also push and challenge the resources industry, and the world, to be safer, sustainable and more connected to the needs of the community.

I am particularly proud of the long-term environmental goals we have set, including our aim to achieve net-zero operational greenhouse gas emissions in the second half of this century.

We have already established ourselves as a leader through our transparent disclosure of our early actions in this field. By putting these commitments in writing, you are able to hold us accountable.

Market outlook and FY2017 financial performance

Now, to the market outlook and our financial results.

After a period of weak prices, several of our commodities are currently trading above long-term price forecasts. Some challenges do remain in terms of geopolitical uncertainty and protectionism, which has the potential to hinder international trade, weigh on business confidence and restrain job creation and investment. However, our long-term view for markets remains positive.

Population growth and the rise in living standards will drive demand higher for energy, metals and minerals for decades to come. New demand centres will emerge where the key levers of industrialisation and urbanisation are still immature, such as India.

Last month’s Chinese Communist Party Congress confirmed our view of the Chinese economy. Housing and automotive demand will weaken. Infrastructure will remain strong, reinforced by the Belt and Road Initiative. The Communist Party’s drive to improve safety and the environment, and the efficiency of their industry, especially steel, will result in high premiums for the superior quality of our iron ore, coal and copper concentrate.

Against this backdrop, we are confident we have the right assets, in the right commodities, through the steps we have taken over the past five years to transform our Company.

We are simpler, with half the assets we had before and a portfolio now focused on truly tier-one assets with common characteristics. We are more efficient, through our productivity agenda and further cost reductions. Over the past five years we have delivered US$12 billion in productivity gains and reduced unit costs by 40 per cent. We have reinforced the balance sheet to provide us with flexibility in the good times, and protection and opportunity when we face tougher conditions.

This deliberate focus on simplification and productivity has allowed us to achieve great results in FY2017. Last financial year, all our operated assets were free cash flow positive and delivered a total free cash flow of US$12.6 billion, the second highest on record. We reduced net debt by US$10 billion. We invested for the future, and the Board determined dividends of US$4.4 billion, which includes an amount of US$1.1 billion over the minimum payout ratio.

Our plan to create value

The quest for value and returns is what drives us every day. Our focus will not waver. It is not simply something we say we will do, we have a plan to deliver.

We have achieved great success with productivity and laid strong foundations to unlock improvements for years to come. With our simple portfolio and operating model now in place, we can further evolve our culture, embrace process discipline, encourage innovation, and relentlessly pursue improvement.

It is this culture that can further set us apart from our peers, when our people at all levels demand and push for better every day. To systematically create a simpler, easier workplace, where people can step up and grab an opportunity when they see it.

I have often been challenged by investors on whether safety and productivity themselves should be a strategic driver for BHP - and my answer is, absolutely. With the gains of the last five years secured, there is much more to be won. I now have my sights set on the next level of value creation through improved safety and productivity over the coming years.

On the ground, we have some great examples of how this plays out. In our Maintenance Centre of Excellence, we have centralised our global truck data and can leverage that knowledge to better predict when parts need to be replaced to reduce downtime. In Australia alone, this has reduced projected costs by 20 per cent across the remaining life of the fleet. With more to come as we now roll this out globally.

As part of our productivity agenda, we will also make the most of what we have through small, high-return, low-risk investments in existing assets. We will invest in major projects in attractive commodities to make sure we are positioned to succeed in the long-term. Mad Dog Phase 2 and the Spence Growth Option both represent capital-efficient, counter-cyclical investments.

In exploration, copper and oil are the focus of targeted projects. We want to add valuable reserves to our Conventional Petroleum business in the years to come and we are on the right track following positive drilling results in the Caribbean and Gulf of Mexico in FY2017. Also finally, our global Technology function has worked hard to rapidly deploy high-value, capital-efficient programs to unlock resources and lower costs even further.

At our FY2017 financial results, we also announced our intention to pursue options to exit our quality shale acreage. This is underway, but we will be patient as we examine all the options. We know what the acreage is worth in our hands and we are prepared to take time to best maximise shareholder value.

Culture, inclusion and diversity

These are bold plans and require more than just a CEO to stand before you and tell you it will happen.

It needs a strong workforce to innovate, to think big, and to safely, efficiently and capably deliver. I am confident our people can do it, because they have proven time and again that they are up to the challenge.

One challenge I gave them at this very forum last year was to make a concerted effort to become more inclusive and diverse through our ambitious, aspirational goal of gender balance by 2025. The research told us this sort of cultural shift would make us safer, more productive and more able to stick to our work plans, and common sense told us that it was the right thing to do.

I am pleased to report that our people responded to the challenge, as they always do. We have made more progress towards gender balance in the last financial year than we have in the past decade.

Women now make up over 20 per cent of our workforce, which is a 2.9 per cent increase in female representation in the last year. I think it sends a strong message to all companies that gender balance is achievable, it is beneficial and it is an absolute imperative for workplaces in the 21st Century.

To achieve these results, we took some simple, practical steps to make our workplace more attractive to all candidates. We actively competed for more diverse talent and we reviewed our systems to remove potential bias.

Importantly, we decided to focus on flexible work. We trust our people and give them the freedom to work flexibly in a way that suits them and their teams. Why? Because flexible work will increase safety and productivity and make us more attractive to a larger and more diverse group of people. And that is better for business.

Our broader contribution, transparency and trust

Our commitment to inclusion and diversity is a strong and tangible commitment to be a force for change in society. We are using our platform to influence others. Because we know a company of our size has a unique opportunity to really improve the world we live in.

We have a responsibility to contribute to civil society. We have a responsibility to have a voice, to be transparent, to be an agent of positive change.

One way we do this is through our social investment program. We know it has the power to change lives and we recognise we owe it to our communities to think deeply about where, why and how we invest.

In FY2017, we voluntarily invested US$73 million in social projects across our host communities. And our footprint is much bigger than just this. Our total direct economic contribution, including our payments to suppliers, wages and employee benefits, dividends, taxes and royalties for FY2017 was US$26.1 billion.

Here in Australia, BHP is one of the largest taxpayers. Last year we made US$3.8 billion in payments to Australian governments, with an effective tax rate of 34.5 per cent, or 46.1 per cent when you include royalties.

We are enormously proud of the value we generate. We are proud of the relationships we build. We know that when we truly listen, trust, show openness and compassion, collaborate and take time to foster relationships, the outcomes can far exceed our expectations. We know that to build trust with the communities in which we operate, we have to do this consistently.

We must act sustainably in every decision we make, and we must stand up as an example of the positive contribution that well-run and responsible companies can make to society.

Conclusion – a call to think big

In conclusion, your Company is in strong shape because our people have made bold decisions and backed it up with decisive action.

We are committed to maximise cash flow, sharpen capital discipline and improve value and returns. We will chase the opportunity to create value for you at little cost and low risk. Our committed, inclusive and diverse workforce will be key to these plans. A workforce committed to the safety of their colleagues, the wellbeing of their community, the resilience of our environment and the strength of our Company.

The past financial year has taught us many things, but especially this – the world needs people who think bravely, think creatively and bring the best of themselves to what they do. It needs people who think big.

BHP is well-positioned for the future thanks to our former Chairman’s outstanding legacy and our new Chairman’s exciting vision for the next decade.

Together with the Board and my management team, I look forward to FY2018.

The Chairman then conducted the formal items of business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: November 16, 2017	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary